Exhibit 99.1

RELATIONAL INVESTORS RESPONDS TO PROPOSED PENNSYLVANIA LEGISLATION

SAN DIEGO, CA, February 3, 2006 — Relational Investors LLC, the largest shareholder of Sovereign Bancorp, Inc. (NYSE: SOV) with 8% of the outstanding shares, today issued the following statement in response to passage of SB-595 by the Pennsylvania Legislature:

“According to press reports, including an article in this morning’s Philadelphia Inquirer, Sovereign and its corporate lawyers apparently blatantly misled the Pennsylvania Legislature.  It has been reported that Sovereign’s representatives threatened that Sovereign might reincorporate the company in another state if the Legislature did not comply with Sovereign’s demands.

It is well known that reincorporation is not in the power of management or the corporate board.  Reincorporation is vested with shareholders.  Reincorporation can only take place by a majority vote of shareholders.

After promising shareholders for more than 13 years in filings with the SEC that shareholders had the right to remove directors by a majority vote, Sovereign recently disavowed those promises and described them as inadvertent “scrivener’s errors.”  Concerned that a federal court would not buy their story, Sovereign resorted to misleading the Pennsylvania Legislature into preempting the ability of the Court to make a decision.

Unfortunately, if Governor Rendell signs these new laws, they will apply to all shareholders of all Pennsylvania companies and strip them of the last vestiges of shareholder rights under Pennsylvania law.”

About Relational Investors

Relational Investors LLC is a registered investment advisor and asset management firm located in San Diego, California managing $6.1 billion. Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. On December 13, 2005, Relational filed with the SEC a revised preliminary proxy statement.  Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL FURTHER REVISE AND FILE THE PRELIMINARY PROXY STATEMENT AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005 and the revised preliminary proxy statement filed on December 13, 2005.

For more information contact:

Sandi Christian
Relational Investors
(858) 704-3335 | slc@rillc.com